

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Hongdi Brian Gu
Vice Chairman and President
XPENG INC.
No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640
People's Republic of China

>   **Re: XPENG INC.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted July, 2020**
>   **CIK No. 0001810997**

Dear Mr. Gu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors, page 15

1.   Notwithstanding your response to prior comment 3 that you do not intend to utilize exemptions for controlled companies, it continues to appear that those exemptions will be available to you at any time should you decide to invoke them. As such, it also continues to appear that this availability creates an additional risk to investors, separate from the risk related to following home country governance practices. Therefore, please revise to describe the exemptions available to controlled companies and the related risks to investors.

The COVID-19 outbreak . . ., , page 19

2.   We note your revisions in response to prior comment 5. To provide investors with a better understanding of the magnitude of the effect, please revise to compare the number of units you disclose with the number of units sold during the same months in 2019.

      You may contact Kevin Stertzel at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing

cc: Kevin P. Kennedy